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Exhibit (b)(5)

        Translation:

Confidential

Hako Holding GmbH & Co
—Management—
Hamburger Straße 209-239
23843 Bad Oldesloe

July 22, 2004

Buying shares of Minuteman International Inc., Adisson/USA

Dear Professor Dr. Kottkamp:

        Per your request we hereby confirm for presentation to your counsel, that until Dec. 31, 2004, a free creditline of EUR 4.000.000,- (in words: EUR four million) has been put on account 1804236 07 at the disposal of Hako Holding GmbH & Co. KG, which funds can only be used, or forwarded to another company of the Hako Group to be used, for the purpose of buying shares of the above referenced company.

Best regards

Deutsche Bank AG
Corporate and Investment Bank
company customers Germany

/s/ Otten Bleiziffer

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  Buying shares of Minuteman International Inc., Adisson/USA